UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

fuboTV Inc.

(formerly FaceBank Group, Inc.)

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

143764108

(CUSIP Number)

December 4, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 143764108

1.	Names of Reporting Persons The Walt Disney Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power *
	6.	Shared Voting Power *
	7.	Sole Dispositive Power *
	8.	Shared Dispositive Power *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) *
12.	Type of Reporting Person (See Instructions) CO

*

This amendment to the Schedule 13G filed on April 15, 2020 (the “Schedule 13G”) is being made to make certain corrections to the Schedule 13G. The Walt Disney Company, through certain of its wholly-owned subsidiaries (the “Company”) acquired Series AA Convertible Preferred Stock (the “Series AA”) of FaceBank Group, Inc. (now fuboTV Inc., the “Issuer”) on April 1, 2020. Each share of Series AA is convertible into two shares of the common stock of the Issuer (the “Common Stock”) in connection with a bona fide transfer to a third party, at which time the transferee would acquire such shares of Common Stock. The Schedule 13G reported the shares of Common Stock that would be issued to a third party upon transfer of the Company’s Series AA as beneficially held by the Company due to this conversion feature; however, consistent with the disclosure in the Issuer’s SEC filings about the Company’s beneficial ownership of shares of Common Stock, the Company does not believe that its ownership of Series AA shares in fact provides the Company with beneficial ownership of the Common Stock into which the Series AA shares would convert upon transfer to a third party. Accordingly, the Company disclaims beneficial ownership of the shares of Common Stock into which the Series AA shares may convert upon sale to a third party.

1.	Names of Reporting Persons TWDC Enterprises 18 Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power *
	6.	Shared Voting Power *
	7.	Sole Dispositive Power *
	8.	Shared Dispositive Power *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) *
12.	Type of Reporting Person (See Instructions) CO

*

This amendment to the Schedule 13G filed on April 15, 2020 (the “Schedule 13G”) is being made to make certain corrections to the Schedule 13G. The Walt Disney Company, through certain of its wholly-owned subsidiaries (the “Company”) acquired Series AA Convertible Preferred Stock (the “Series AA”) of FaceBank Group, Inc. (now fuboTV Inc., the “Issuer”) on April 1, 2020. Each share of Series AA is convertible into two shares of the common stock of the Issuer (the “Common Stock”) in connection with a bona fide transfer to a third party, at which time the transferee would acquire such shares of Common Stock. The Schedule 13G reported the shares of Common Stock that would be issued to a third party upon transfer of the Company’s Series AA as beneficially held by the Company due to this conversion feature; however, consistent with the disclosure in the Issuer’s SEC filings about the Company’s beneficial ownership of shares of Common Stock, the Company does not believe that its ownership of Series AA shares in fact provides the Company with beneficial ownership of the Common Stock into which the Series AA shares would convert upon transfer to a third party. Accordingly, the Company disclaims beneficial ownership of the shares of Common Stock into which the Series AA shares may convert upon sale to a third party.

1.	Names of Reporting Persons Disney Enterprises, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power *
	6.	Shared Voting Power *
	7.	Sole Dispositive Power *
	8.	Shared Dispositive Power *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) *
12.	Type of Reporting Person (See Instructions) CO

*

This amendment to the Schedule 13G filed on April 15, 2020 (the “Schedule 13G”) is being made to make certain corrections to the Schedule 13G. The Walt Disney Company, through certain of its wholly-owned subsidiaries (the “Company”) acquired Series AA Convertible Preferred Stock (the “Series AA”) of FaceBank Group, Inc. (now fuboTV Inc., the “Issuer”) on April 1, 2020. Each share of Series AA is convertible into two shares of the common stock of the Issuer (the “Common Stock”) in connection with a bona fide transfer to a third party, at which time the transferee would acquire such shares of Common Stock. The Schedule 13G reported the shares of Common Stock that would be issued to a third party upon transfer of the Company’s Series AA as beneficially held by the Company due to this conversion feature; however, consistent with the disclosure in the Issuer’s SEC filings about the Company’s beneficial ownership of shares of Common Stock, the Company does not believe that its ownership of Series AA shares in fact provides the Company with beneficial ownership of the Common Stock into which the Series AA shares would convert upon transfer to a third party. Accordingly, the Company disclaims beneficial ownership of the shares of Common Stock into which the Series AA shares may convert upon sale to a third party.

1.	Names of Reporting Persons TFCF Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power *
	6.	Shared Voting Power *
	7.	Sole Dispositive Power *
	8.	Shared Dispositive Power *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) *
12.	Type of Reporting Person (See Instructions) CO

*

This amendment to the Schedule 13G filed on April 15, 2020 (the “Schedule 13G”) is being made to make certain corrections to the Schedule 13G. The Walt Disney Company, through certain of its wholly-owned subsidiaries (the “Company”) acquired Series AA Convertible Preferred Stock (the “Series AA”) of FaceBank Group, Inc. (now fuboTV Inc., the “Issuer”) on April 1, 2020. Each share of Series AA is convertible into two shares of the common stock of the Issuer (the “Common Stock”) in connection with a bona fide transfer to a third party, at which time the transferee would acquire such shares of Common Stock. The Schedule 13G reported the shares of Common Stock that would be issued to a third party upon transfer of the Company’s Series AA as beneficially held by the Company due to this conversion feature; however, consistent with the disclosure in the Issuer’s SEC filings about the Company’s beneficial ownership of shares of Common Stock, the Company does not believe that its ownership of Series AA shares in fact provides the Company with beneficial ownership of the Common Stock into which the Series AA shares would convert upon transfer to a third party. Accordingly, the Company disclaims beneficial ownership of the shares of Common Stock into which the Series AA shares may convert upon sale to a third party.

1.	Names of Reporting Persons TFCF America, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power *
	6.	Shared Voting Power *
	7.	Sole Dispositive Power *
	8.	Shared Dispositive Power *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) *
12.	Type of Reporting Person (See Instructions) CO

*

This amendment to the Schedule 13G filed on April 15, 2020 (the “Schedule 13G”) is being made to make certain corrections to the Schedule 13G. The Walt Disney Company, through certain of its wholly-owned subsidiaries (the “Company”) acquired Series AA Convertible Preferred Stock (the “Series AA”) of FaceBank Group, Inc. (now fuboTV Inc., the “Issuer”) on April 1, 2020. Each share of Series AA is convertible into two shares of the common stock of the Issuer (the “Common Stock”) in connection with a bona fide transfer to a third party, at which time the transferee would acquire such shares of Common Stock. The Schedule 13G reported the shares of Common Stock that would be issued to a third party upon transfer of the Company’s Series AA as beneficially held by the Company due to this conversion feature; however, consistent with the disclosure in the Issuer’s SEC filings about the Company’s beneficial ownership of shares of Common Stock, the Company does not believe that its ownership of Series AA shares in fact provides the Company with beneficial ownership of the Common Stock into which the Series AA shares would convert upon transfer to a third party. Accordingly, the Company disclaims beneficial ownership of the shares of Common Stock into which the Series AA shares may convert upon sale to a third party.

Item 1.
(a)	Name of Issuer fuboTV Inc. (formerly FaceBank Group, Inc.)

(b)	Address of Issuer’s Principal Executive Offices 1330 Avenue of the Americas, New York, NY 10019

Item 2.

(a)

Name of Person Filing
The Walt Disney Company

TWDC Enterprises 18 Corp.

Disney Enterprises, Inc.

TFCF Corporation

TFCF America, Inc.

TFCF America, Inc. is the direct holder of the shares of Series AA Convertible Preferred Stock reflected in the Schedule 13G. TFCF America, Inc. is a wholly owned subsidiary of TFCF Corporation, which is a wholly owned subsidiary of Disney Enterprises, Inc., which is a wholly owned subsidiary of TWDC Enterprises 18 Corp., which is a wholly owned subsidiary of The Walt Disney Company.

(b)

Address of Principal Business Office or, if none, Residence
The Walt Disney Company—500 South Buena Vista Street; Burbank, California 91521

TWDC Enterprises 18 Corp.—500 South Buena Vista Street; Burbank, California 91521

Disney Enterprises, Inc.—500 South Buena Vista Street; Burbank, California 91521

TFCF Corporation—500 South Buena Vista Street; Burbank, California 91521

TFCF America, Inc.—500 South Buena Vista Street; Burbank, California 91521

(c)	Citizenship Each Reporting Person—Delaware

(d)	Title of Class of Securities Common Stock, par value $0.0001

(e)	CUSIP Number 143764108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)

☐   Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with
§ 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: *

(b)	Percent of class: *

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote *

	(ii)	Shared power to vote or to direct the vote *

	(iii)	Sole power to dispose or to direct the disposition of *

	(iv)	Shared power to dispose or to direct the disposition of *

*

This amendment to the Schedule 13G filed on April 15, 2020 (the “Schedule 13G”) is being made to make certain corrections to the Schedule 13G. The Walt Disney Company, through certain of its wholly-owned subsidiaries (the “Company”) acquired Series AA Convertible Preferred Stock (the “Series AA”) of FaceBank Group, Inc. (now fuboTV Inc., the “Issuer”) on April 1, 2020. Each share of Series AA is convertible into two shares of the common stock of the Issuer (the “Common Stock”) in connection with a bona fide transfer to a third party, at which time the transferee would acquire such shares of Common Stock. The Schedule 13G reported the shares of Common Stock that would be issued to a third party upon transfer of the Company’s Series AA as beneficially held by the Company due to this conversion feature; however, consistent with the disclosure in the Issuer’s SEC filings about the Company’s beneficial ownership of shares of Common Stock, the Company does not believe that its ownership of Series AA shares in fact provides the Company with beneficial ownership of the Common Stock into which the Series AA shares would convert upon transfer to a third party. Accordingly, the Company disclaims beneficial ownership of the shares of Common Stock into which the Series AA shares may convert upon sale to a third party.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X*

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8. Identification and Classification of Members of the Group
Not applicable

Item 9. Notice of Dissolution of Group
Not applicable

*

This amendment to the Schedule 13G filed on April 15, 2020 (the “Schedule 13G”) is being made to make certain corrections to the Schedule 13G. The Walt Disney Company, through certain of its wholly-owned subsidiaries (the “Company”) acquired Series AA Convertible Preferred Stock (the “Series AA”) of FaceBank Group, Inc. (now fuboTV Inc., the “Issuer”) on April 1, 2020. Each share of Series AA is convertible into two shares of the common stock of the Issuer (the “Common Stock”) in connection with a bona fide transfer to a third party, at which time the transferee would acquire such shares of Common Stock. The Schedule 13G reported the shares of Common Stock that would be issued to a third party upon transfer of the Company’s Series AA as beneficially held by the Company due to this conversion feature; however, consistent with the disclosure in the Issuer’s SEC filings about the Company’s beneficial ownership of shares of Common Stock, the Company does not believe that its ownership of Series AA shares in fact provides the Company with beneficial ownership of the Common Stock into which the Series AA shares would convert upon transfer to a third party. Accordingly, the Company disclaims beneficial ownership of the shares of Common Stock into which the Series AA shares may convert upon sale to a third party.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2020

The Walt Disney Company
By:	/s/ James Kapenstein
Name: James Kapenstein
Title: Associate General Counsel

TWDC Enterprises 18 Corp.
By:	/s/ James Kapenstein
Name: James Kapenstein
Title: Senior Vice President

Disney Enterprises, Inc.
By:	/s/ James Kapenstein
Name: James Kapenstein
Title: Vice President

TFCF Corporation
By:	/s/ James Kapenstein
Name: James Kapenstein
Title: Senior Vice President

TFCF America, Inc.
By:	/s/ James Kapenstein
Name: James Kapenstein
Title: President